Message from Chris Traut to Follett Shareholders:

I am pleased to inform you that this morning we announced that we will be purchasing Varsity Group Inc., a leading online provider of textbook sales and services to educational institutions across the country. The boards of directors for both companies have approved this agreement and fully support Follett’s purchase of Varsity Group. Because of the process involved in acquiring a public company, we presently expect the acquisition to be completed in the second quarter of 2008. Attached is a copy of the press release we issued this morning.

This is an exciting strategic development for Follett Corporation because it will enable the company to accelerate its involvement in the K-12 virtual bookstore market. Virtual bookstores are online textbook and ecommerce sites used by a growing number of schools to provide an online source for parents and students to buy required school textbooks and course materials. Over a decade ago, Varsity and Follett were among the pioneering companies that developed online textbook sales and virtual bookstores.

Successfully completing the Varsity Group acquisition will give us the opportunity to build a leadership position in the virtual bookstore market by leveraging our K-12 school expertise and used-book business of Follett Educational Services, as well as the ecommerce leadership and infrastructure of Follett Higher Education Group.

As part of our ongoing “One Follett” strategy of leveraging the resources of our corporation, we plan to integrate the Varsity Group business and our various existing virtual bookstore businesses under the business-to-consumer management team within our Higher Education Group.

Because of the importance of used books in this market, FES will play a key role in growing this business by building on its strong relationships across K-12 to help expand our virtual bookstore customer base and generate additional sales of used books.

It is important to remember that until this transaction closes, Varsity Group will remain a separate entity operated by its current management team. A Follett acquisition team made up of Corporate, FHEG and FES representatives will manage the process until the acquisition is completed.

We will keep you posted on the progress of this new opportunity for Follett.

Important note:

The tender offer described in this communication for the outstanding shares of Varsity Group Inc. has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an Offer to Purchase and the related Letter of Transmittal. We urge investors and security holders to read the following documents, when they become available, regarding the tender offer and acquisition, because they will contain important information: the VGI Acquisition Corp. Tender Offer Statement on Schedule TO including the Offer to Purchase, Letter of Transmittal and

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Notice of Guaranteed Delivery; and the Varsity Group Inc. Solicitation Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained for free at the SEC’s web site at http://www.sec.gov. Free copies of each of these documents (when available) can also be obtained from the information agent for the offer, which will be announced, or from Varsity Group Inc.

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